UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ________________ FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2012 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 1-14642

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING 401(k) Plan for ILIAC Agents

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ING Groep N.V. Amstelveenseweg 500 1081 KL Amsterdam The Netherlands
or
P.O. Box 810 1000 AV Amsterdam The Netherlands

ING 401(k) PLAN FOR ILIAC AGENTS Contents of Audited Financial Statements and Supplemental Schedule
			Page
I.	The following financial statements and supplemental schedules for the ING 401(k) Plan for ILIAC Agents are being filed herewith:

	Audited Financial Statements and Supplemental Schedules
	December 31, 2012 and 2011, and the years then ended:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of:
	December 31, 2012 and 2011		2

	Statements of Changes in Net Assets Available for Benefits for the years ended:
	December 31, 2012 and 2011		3

	Notes to Financial Statements		4

	Supplemental Schedules:
	Schedule G, Part III Nonexempt Transactions		20

	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		21

	Signature Page		22

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description

	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

ING U.S. Pension Committee
ING 401(k) Plan for ILIAC Agents

We have audited the accompanying statements of net assets available for benefits of the ING 401(k) Plan for ILIAC Agents as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                                                                                                                                                                 /s/  Ernst & Young LLP

Atlanta, Georgia
June 27, 2013

ING 401(k) Plan for ILIAC Agents
Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011

	2012	2011
Assets
Receivables:
Notes receivable from participants	$1,573,634	$1,516,417
Total receivable	1,573,634	1,516,417

Investments on fair value:
Mutual funds	25,178,465	24,941,122
Common/collective trusts	13,817,328	10,713,625
ING stock fund	5,705,914	4,340,233
Guaranteed investment contracts	24,468,009	19,879,012
Self-directed brokerage account	2,822,094	-
Net assets available for benefits at fair value	71,991,810	59,873,992
Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	(1,965,669)	(1,445,005)
Net assets available for benefits	$71,599,775	$59,945,404

The accompanying notes are an integral part of these financial statements.

ING 401(k) Plan for ILIAC Agents
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2012 and 2011

	2012	2011
Additions:
Interest and dividends	$1,442,493	$1,045,392
Interest income on notes receivable from participants	66,229	77,935
Contributions - participants	4,927,249	4,746,521
Contributions - employer	1,633,324	1,736,620
Rollover contributions	231,083	339,323
Total additions	8,300,378	7,945,791
Change in fair value of investments	6,279,163	(2,641,068)
Additions, including change in fair value of investments	14,579,541	5,304,723
Deductions:
Benefits paid to participants	2,849,691	4,081,475
Deemed distributions	75,479	91,579
Total deductions	2,925,170	4,173,054
Net increase	11,654,371	1,131,669
Net assets available for benefits:
Beginning of year	59,945,404	58,813,735
End of year	$71,599,775	$59,945,404

The accompanying notes are an integral part of these financial statements.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements
December 31, 2012

1.	Description of Plan

General

The following description of the ING 401(k) Plan for ILIAC Agents, formerly the Agents of Aetna Life Insurance and Annuity Company Incentive Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is a voluntary defined contribution plan available to all full-time insurance salespersons who, as defined in the Plan document, have entered into a Career Agent Agreement with ING Life Insurance and Annuity Company (“ILIAC”). The Plan is intended to meet the requirements of Section 401(a) Internal Revenue Code (“IRC”).  The Plan contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ILIAC is the Plan sponsor (“Plan Sponsor”), a wholly owned subsidiary of ING North America Insurance Corporation, in turn, ING North America Insurance Corporation’s ultimate parent is ING Groep, N.V. (“Groep”), a global financial services company based in The Netherlands. The ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”).  ING National Trust is the trustee (“Trustee”) of the Plan.

Investment Options

At December 31, 2012, the Plan’s assets were invested in the following investment vehicles:

Causeway International Value Fund
Equity Index Non-Lendable Fund M
ING Fixed Account - Premier
ING Market Stock Fund
ING Real Estate Fund - Class I
ING Small Cap Opportunities Portfolio - Initial Class
ING Target Index Solution Trust 2015
ING Target Index Solution Trust 2025
ING Target Index Solution Trust 2035
ING Target Index Solution Trust 2045
ING Target Index Solution Trust 2055
ING Target Index Solution Trust Income Fund
Mainstay Large Cap Growth Fund - Class I
Northern Trust Collective EAFE Index Fund - DC - Non Lending-Tier One
Nuveen NWQ Small/Mid-Cap Value Fund - Class I
PIMCO Total Return Fund - Institutional Class
Robeco Boston Partners Large Cap Value Equity Fund
SSgA Russell Small/Mid Cap Index NL Index Series - Class C
TD Ameritrade SDBA
Vanguard International Growth Fund
Vanguard® Total Bond Market Index Fund

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Effective February 1, 2012, the Plan offered a self-directed brokerage account option (“SDBA”).  The SDBA is designed for investors who want to actively manage a greater choice of investments and are willing to pay additional fees and accept full responsibility for researching, selecting, monitoring and managing their investments.

Concentrations of Risk

At December 31, 2012 and 2011, the Plan’s assets were significantly concentrated in ING mutual funds and shares of the Groep stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are automatically enrolled in the Plan.  Generally, Plan participation is limited to Career Agents, as defined in the Plan documents.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and ILIAC’s contribution.  ILIAC contributions are based on participant deferrals and eligible earnings.  Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable.  Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the participant's account balance.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future ILIAC contributions and restore participant retired accounts previously forfeited, as specified in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants who enter into a Career Agent contract with ILIAC will vest in ILIAC matching contributions over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year.  Participants who entered into a Career Agent contract with ILIAC prior to January 1, 2002 will vest in ILIAC matching contributions over three years of service at a rate of 50% after the first year, 75% after the second year and 100% after the third year.  Participants are immediately fully vested when any of the following occur: (1) reaching age 65 while actively employed, (2) dying while actively employed (3) obtaining eligibility for benefits under ILIAC’s managed long term disability plan while actively employed, or (4) termination or partial termination of the Plan to the extent such termination applies to a participant.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

The amount of forfeited nonvested participant accounts as of December 31, 2012 and 2011 is $109,954 and $188,787, respectively.  Forfeitures are allocated in lieu of employer contributions as permitted by the Plan documents.

Effective November 1, 2010, the Plan was amended so that any participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of all of his or her accounts.

Participant Contributions

Participants may contribute up to 50% of their pre-tax eligible earnings for the Plan year.  Participants may also contribute eligible amounts representing distributions from other qualified plans in a tax-free rollover (“rollover”) and participants who have attained age 50 in a plan year may elect to make catch-up contributions for such plan year in addition to his or her pre-tax participant contribution.  Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

Effective January 1, 2011, the Roth feature is allowed. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC pre-tax employee contribution limits. The Roth contributions plus earnings grow tax free and all qualified Roth distributions are 100% tax free.

Employer Contributions

ILIAC matches participants’ pre-tax and Roth contributions at 60% of each participant’s contributions up to the first 6% of total eligible earnings.  ILIAC does not contribute matching contributions on catch-up contributions.  The IRC limits can affect certain highly paid participants’ eligibility to receive matching contributions.  ILIAC matching contributions are made in cash, and are allocated with consideration to each participant’s investment elections.  As permitted by the Plan documents, the amount of forfeitures allocated in lieu of employer contributions as of December 31, 2012 and 2011 was $95,541 and $0, respectively.

Dividends

All dividends paid are automatically reinvested.

Participant Loans

Subject to the provisions of the Plan, participants may borrow against his/her account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%.  Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through commission check deductions.

Deemed Distribution

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. A loan to an active participant is considered in default on the last business day of the calendar quarter following the calendar quarter in which the loan repayment was due. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive tax basis credits for repayment of a loan pursuant to IRS rules.

Benefits Paid

Upon termination of service due to death, disability, or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of his/her entire account balance.  Additionally, upon resignation or termination, a participant may elect to receive a lump sum distribution of his/her vested account balance.  A participant may elect to receive his/her benefit in cash or Company stock (defined as American Depository Shares (“Groep Shares”)) to the extent his or her account is invested in Company stock.  Withdrawals are also permitted for active participants who have attained age 59½ of their vested account balance.  As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC.

Administrative Expenses

The Plan sponsor is responsible for paying all Plan expenses.

Plan Termination

Although it has not expressed any intent to do so, ILIAC has retained the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Plan accounts.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As required by Accounting Standard Codification “FASB Accounting Standards Codification” (the “Codification” or “ASC”) Topic 946, “Financial Services - Investment Companies” and ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans,” investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  ASC Topic 962 requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  No allowance for credit losses has been recorded as of December 31, 2012 or 2011.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep shares, guaranteed investment contracts (“GICs”), common collective trusts, SDBA and mutual funds.  Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year.  Investments in Groep shares are based on the daily Net Asset Value (“NAV”) per unit of the ING Stock Funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts are valued at the NAV redemption value as determined by the trustee.

As discussed above, the Plan accounts for fully benefit responsive investment contracts in accordance with ASC Topics 946 and 962. Generally, contract value of the ING Fixed Account is equal to participant deposits minus participant withdrawals plus credited interest.  Interest credited is net of expenses.  Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment.  Under limited circumstances (certain in-service participant withdrawals) contract value may be adjusted as a result of a market value adjustment. The fair value of the ING Fixed Account which consists of an underlying GIC owned by the Plan is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

                Interest income is recorded on the accrual basis of accounting.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

New Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, “Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual reporting periods.  Adoption of ASU 2011-11 will not have an effect on the Plan’s financial statements and the Plan does not have positions subject to netting.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”), which includes the following amendments:

•	The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
•	The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
•	An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
•	The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

 ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Plan on January 1, 2012. The adoption had no effect on the Plan’s financial statements, as the pronouncement only pertains to additional disclosure.

3.	Income Tax Status

The Plan received a determination letter from the IRS dated January 5, 2011, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Certain nonexempt transactions were identified relative to the Plan that warranted correction. The Plan Sponsor has corrected the majority of the nonexempt transactions as of December 31, 2012, approximately $4,113 will be corrected during 2013.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.  Notwithstanding the foregoing, the IRS may nonetheless audit the Plan to ensure it has been operated in accordance with the Plan document and applicable laws.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

4.	Investments

The following individual investments represent 5% or more of the Plan’s total net assets as of December 31:

	2012			2011
Equity Index Trust	$		*	$3,482,869
Equity Index Non-Lendable Fund M		3,604,700		*
ING Fixed Account - Premier (at contract value)**		22,502,340		18,434,007
ING Market Stock Fund		5,705,914		4,340,233
ING Real Estate Fund - Class I		3,949,557		3,303,387
Mainstay Large Cap Growth Fund - Class I		4,946,380		4,727,587
PIMCO Total Return Fund - Institutional Class		5,285,011		3,219,472
SSgA Russell Small/Mid Cap Index NL Index Series - Class C		4,809,591		4,630,754
Vanguard International Growth Fund		*		3,278,484

* Investment was not greater than 5%.
**				The fair value of the Plan's investment in the ING Fixed Account was $24,468,009 and $19,879,012 at December 31, 2012 and 2011, respectively.

The net appreciation (depreciation) in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is as follows for the years ended December 31:

	2012	2011
Mutual funds	$2,419,779	$(1,097,910)
Common/collective trusts	2,045,173	(324,321)
ING stock fund	1,590,508	(1,218,837)
Self-directed brokerage account:
U.S. equities	167,323	-
Mutual funds	56,174	-
Cash and cash equivalent	31	-
Corporate bond	175	-
Net appreciation (depreciation) in fair value	$6,279,163	$(2,641,068)

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

5.	Investment in Insurance Contracts

As of December 31, 2012, the Plan maintained one GIC related investment option, the ING Fixed Account.  The contract underlying this investment option is considered to be fully benefit responsive in accordance with ASC Topic 962.  As of December 31, 2012 and 2011, the contract value of the investment in the ING Fixed Account is $22,502,340 and $18,434,007, respectively.

The average yield based on actual interest credited to participants for the contract for the years ended December 31, 2012 and 2011, was 3.00%. The crediting interest rates to participants for the contract as of December 31, 2012 and 2011 was 3.00%.  The guaranteed minimum crediting interest rates for the contract for the years ended December 31, 2012 and 2011 was 3.00%.  ILIAC makes this guarantee, and although ILIAC may credit a higher interest rate, the credited rate will never fall below the lifetime guaranteed minimum of 3.00%.

ILIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets.  A market value adjustment may apply to amounts withdrawn at the request of the contractholder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

ILIAC, the GIC issuer, has the option to payout the current value of the contract only after completion of five contract years.

6.	Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to inputs that are unobservable in the market place (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statement of Net Assets Available for Benefits are categorized as follows:

▪	Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪
Level 2 - Quoted prices in markets that are not active or values based on inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Inputs other than quoted market prices that are observable; and
d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

The following tables present the Plan’s hierarchy for its assets measured at fair value.
	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds(1):
U.S. equities	$12,303,224	$-	$-	$12,303,224
International equities	6,203,608	-	-	6,203,608
Short-term investment fund(2)	6,671,633	-	-	6,671,633
Common/collective trusts(3):
U.S. equities	-	10,561,752	-	10,561,752
International equities	-	497,177	-	497,177
Lifecycle funds	-	2,553,897	-	2,553,897
Short-term investment fund	-	204,502	-	204,502
ING stock funds(4)	-	5,705,914	-	5,705,914
Guaranteed investment contract	-	24,468,009	-	24,468,009
Self-directed brokerage account:
U.S. equities	1,309,521	-	-	1,309,521
Mutual funds	1,074,287	-	-	1,074,287
Cash and cash equivalents	433,062	-	-	433,062
Corporate bond	-	5,224	-	5,224
Total	$27,995,335	$43,996,475	$-	$71,991,810

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds(1):
U.S. equities	$11,618,376	$-	$-	$11,618,376
International equities	5,943,202	-	-	5,943,202
Lifecycle funds	3,014,781	-	-	3,014,781
Short-term investment fund(2)	4,364,763	-	-	4,364,763
Common/collective trusts(3):
U.S. equities	-	10,513,488	-	10,513,488
International equities	-	25,956	-	25,956
Short-term investment fund	-	174,181	-	174,181
ING stock funds(4)	-	4,340,233	-	4,340,233
Guaranteed investment contract		19,879,012	-	19,879,012
Total	$24,941,122	$34,932,870	$-	$59,873,992

(1)	This category includes investment in funds that seek long term capital appreciation and growth. The life cycle funds that are within this category are invested in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments. The fair values of the investments in this class have been quoted using the net asset value per share.
(2)	This category is designed to protect capital with low risk investments in bonds and various short-term debt instruments. There are currently no redemption restrictions on these investments. The fair value of the investments in this class have been quoted using the net asset value per share.
(3)	This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. There are currently no redemption restrictions on these investments. The fair value of the investments in this class have been quoted using the net asset value per share.
(4)	This category includes a single investment in ING Groep Shares. There are currently no redemption restrictions on this investment. The fair value of the investment in this class has been quoted using the net asset value per share.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets are measured at estimated fair value on the Plan’s Statement of Net Assets Available for Benefits. The Plan defines fair value as the price that would be received to sell an asset or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Plan considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Plan reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Plan, including in-depth validation procedures confirming the observability of inputs.

The following valuation methods and assumptions were used by the Plan in estimating the reported values for the investments described below:

Mutual funds: Mutual funds are reported at NAV as calculated by the mutual fund based upon the value of the securities held by the mutual fund and are included in Level 1.  This financial instrument includes U.S. equities, International equities, Lifecycle and Short-term investment funds.

Common/Collective Trust: Common/collective trusts are reported at NAV or alternative fair value methods by the Trustee when NAV is not available.  These shares are included in Level 2.

ING Stock Fund: ING Groep Shares are reported based upon a quoted market price and observable inputs. These shares are included in Level 2.

Guaranteed Investment contracts: The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments. The GIC is included in Level 2.

Self Directed Brokerage Account: The securities held within the SDBA are standard assets such as mutual funds, equities, cash and cash equivalent and fixed income assets.  These holdings are reported at quoted market price.  These assets are included in Level 1.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2012 and 2011. The Plan’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period. In November 2012, the Plan sold the actively managed lifecycle funds (Level 1) held at December 31, 2011 and re-directed the proceeds to indexed lifecycle funds (Level 2).

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

7.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds and Groep shares that are managed by affiliated companies of the Plan Sponsor.  These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan.  At December 31, 2012 and 2011, funds of $36,936,659 and $33,682,747, respectively, were held in such investments and are considered party-in-interest transactions.

8.	Subsequent Events

ING had two putative class actions that asserted ERISA claims regarding operation of the Plan. These two class actions were amended and consolidated into a single class action, ING Groep, N.V. ERISA Litigation. In the consolidated complaint, plaintiffs alleged that defendants breached their fiduciary duties by, among other things, allowing ING Groep stock as an investment option and/or allowing the Plan to invest too heavily in ING Groep stock, failing to properly administer the Plan, failing to act in the best interests of Plan participants, and making misrepresentations.

The ING Groep, N.V. ERISA Litigation was settled on a class wide basis. On May 21, 2013, the United States District Court for the Northern District of Georgia entered an Order and Final Judgment approving the settlement.  Pursuant to that order, the settlement administrator tendered $39,366 to the Plan for allocation amongst class members.

Supplemental Schedules

ING 401(k) Plan for ILIAC Agents
EIN:  71-0294708 and Plan No. 005
Schedule G, Part III Nonexempt Transactions
Year ended December 31, 2012

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Identity of party involved	Relationship to plan, employer, or other party-in- interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction

ING Life Insurance and Annuity Company	Affiliated Plan Sponsor	Receipt of float revenue	-	-	-	-	-	-	$ 4,815

ING Life Insurance and Annuity Company	Affiliated Plan Sponsor	Receipt of sub-transfer agency fees	-	-	-	-	-	-	$ (702)

ING 401(k) PLAN FOR ILIAC AGENTS
EIN-71-0294708 Plan-005
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
At December 31, 2012

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor,	Description of	Current
	or Similar Party	Investment	Value

	Causeway International Value Fund	Mutual Fund Shares	$2,762,779
	Equity Index Non-Lendable Fund M	Common/Collective Trust	3,604,700
*	ING Fixed Account - Premier	Guaranteed Investment Contract	22,502,340 ***
*	ING Market Stock Fund	Stock Fund Shares	5,705,914
*	ING Real Estate Fund - Class I	Mutual Fund Shares	3,949,557
*	ING Small Cap Opportunities Portfolio - Initial Class	Mutual Fund Shares	2,224,951
*	ING Target Index Solution Trust 2015	Common/Collective Trust	420,117
*	ING Target Index Solution Trust 2025	Common/Collective Trust	345,267
*	ING Target Index Solution Trust 2035	Common/Collective Trust	920,710
*	ING Target Index Solution Trust 2045	Common/Collective Trust	632,889
*	ING Target Index Solution Trust 2055	Common/Collective Trust	43,600
*	ING Target Index Solution Trust Income Fund	Common/Collective Trust	191,314
	Mainstay Large Cap Growth Fund - Class I	Mutual Fund Shares	4,946,380
	Northern Trust Collective EAFE Index Fund -
	DC - Non Lending - Tier One	Common/Collective Trust	267,969
	Nuveen NWQ Small/Mid-Cap Value Fund - Class I	Mutual Fund Shares	1,182,336
	PIMCO Total Return Fund - Institutional Class	Mutual Fund Shares	5,285,011
	Robeco Boston Partners Large Cap Value Equity Fund	Common/Collective Trust	2,581,171
*	Notes Receivable from participants	**	1,573,634
	SSgA Russell Small/Mid Cap Index NL Index Series - Class C	Common/Collective Trust	4,809,591
	TD Ameritrade SDBA	Self Directed Brokerage Account	2,822,094
	Vanguard International Growth Fund	Mutual Fund Shares	3,440,829
	Vanguard Total Bond Market Index Fund	Mutual Fund Shares	1,386,622
			$71,599,775

Note: *	Column (d) cost information is omitted for all participant directed investments. Indicates a party-in-interest to the Plan.
**	Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently the prime interest rate plus 1%. Current interest rates on participant loans range from 4.25% to 8.50% as of
December 31, 2012. Loan repayment periods are for a maximum of five years. Current maturity dates on Participant
Loans range from December 2012 to December 2017 as of December 31, 2012.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING 401(k) Plan for ILIAC Agents
	By:	ING US PENSION COMMITTEE
June 27, 2013		By: /s/	Steven T. Pierson
Dated		Name:	Steven T. Pierson
		Title:	Chairman, ING U.S. Pension Committee